UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

SCHOLASTIC CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.01

(Title of Class of Securities)

807066105

(CUSIP Number of Class of Securities)

Scholastic Corporation

Attention: Andrew S. Hedden, Esq.

557 Broadway, New York, NY 10012-3999

(212) 343-6100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Thomas J. Rice, Esq.

Baker & McKenzie LLP

1114 Avenue of the Americas

New York, NY 10036

(212) 626-4100

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$150,000,000	$10,695

(1)	Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase for not more than $150,000,000 an aggregate of up to 5,555,556 common shares of Scholastic Corporation at a purchase price of not more than $31.00 and not less than $27.00 per share in cash.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $71.30 per $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A

Form or Registration No.: N/A

Filing Party: N/A

Date Filed: N/A

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Introduction

This Tender Offer Statement on Schedule TO relates to the offer by Scholastic Corporation, a Delaware corporation (“Scholastic” or the “Company”), to purchase for not more than $150,000,000 cash up to 5,555,556 shares of its common stock, par value $0.01 per share (the “Common Shares”), pursuant to (i) auction tenders at prices specified by the tendering stockholders of not greater than $31.00 nor less than $27.00 per Common Share or (ii) purchase price tenders, in either case upon the terms and subject to the conditions described in the Offer to Purchase, dated September 28, 2010 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal,” which together with the Offer to Purchase, as they may be amended or supplemented from time to time, constitute the “Tender Offer”), a copy of which is attached hereto as Exhibit (a)(1)(B). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The information contained in the Offer to Purchase and the Letter of Transmittal is hereby incorporated by reference in response to all the items of this Schedule TO.

Item 1.	Summary Term Sheet.

The information under the heading “Summary Term Sheet,” included in the Offer to Purchase, is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the issuer is Scholastic Corporation. The address and telephone number of the issuer’s principal executive offices are: 557 Broadway, New York, NY 10012-3999, (212) 343-6100.

(b) The subject securities are common stock, par value $0.01 per share, of Scholastic Corporation. As of September 27, 2010, there were 34,353,245 Common Shares issued and outstanding.

(c) The information about the trading market and price of the Common Shares is incorporated herein by reference from the Offer to Purchase under the heading “Section 8 — Price Range of Common Shares; Dividends.”

Item 3.	Identity and Background of Filing Person.

(a) The filing person to which this Schedule TO relates is Scholastic. The address and telephone number of Scholastic is set forth under Item 2(a) above. The names of the directors and executive officers of Scholastic are as set forth in the Offer to Purchase under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Common Shares,” and such information is incorporated herein by reference. The business address and business telephone number of each director and executive officer of Scholastic is c/o 557 Broadway, New York, NY 10012-3999, (212) 343-6100.

Item 4.	Terms of the Transaction.

(a) The material terms of the transaction are incorporated herein by reference from the Offer to Purchase under the headings “Summary Term Sheet,” “Section 1 — Number of Common Shares; Purchase Price; Proration,” “Section 2 — Purpose of the Offer; Certain Effects of the Offer,” “Section 3 — Procedures for Tendering Common Shares,” “Section 4 — Withdrawal Rights,” “Section 5 — Purchase of Common Shares and Payment of Purchase Price,” “Section 6 — Conditional Tender of Common Shares,” “Section 7 — Conditions of the Offer,” “Section 9 — Source and Amount of Funds,” “Section 10 — Certain Information Concerning the Company,” “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Common Shares,” “Section 14 — Material U.S. Federal Income Tax Consequences,” and “Section 15 — Extension of the Offer; Termination; Amendment.” There will be no material differences in the rights of security holders as a result of this transaction.

(b) The details regarding any purchases from an officer, director or affiliate of Scholastic are incorporated herein by reference from the Offer to Purchase under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Common Shares.”

Item 5.	Past Contracts, Transactions, Negotiations and Agreements.

Information regarding agreements involving Scholastic’s securities is incorporated herein by reference from the Offer to Purchase under the headings “Section 8 — Price Range of Common Shares; Dividends” and “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Common Shares.”

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Information regarding the purpose of the transaction is incorporated herein by reference from the Offer to Purchase under the headings “Summary Term Sheet” and “Section 2 — Purpose of the Offer; Certain Effects of the Offer.”

(b) Information regarding the treatment of Common Shares acquired pursuant to the Tender Offer is incorporated herein by reference from the Offer to Purchase under the heading “Section 2 — Purpose of the Offer; Certain Effects of the Offer.”

(c) Information about any plans or proposals is incorporated herein by reference from the Offer to Purchase under the headings “Section 2 — Purpose of the Offer; Certain Effects of the Offer;” “Section 8 — Price Range of Common Shares; Dividends;” and “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Common Shares.”

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Information regarding the source of funds is incorporated herein by reference from the Offer to Purchase under the heading “Section 9 — Source and Amount of Funds.”

(b) Financing will not be required in connection with the Tender Offer.

(c) Scholastic will fund any purchase of Common Shares, including related fees and expenses, from available cash, initially including temporarily drawing on Scholastic’s existing credit facility.

Item 8.	Interest in Securities of the Subject Company.

(a) The information under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Common Shares” in the Offer to Purchase is incorporated herein by reference.

(b) The information under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Common Shares” in the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information under the headings “Summary Term Sheet” and “Section 16 — Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.

Item 10.	Financial Statements.

(a)-(b) Not applicable. The consideration offered consists solely of cash. Scholastic will fund any purchase of Common Shares, including the related fees and expenses, from available cash, initially including temporarily drawing on Scholastic’s existing credit facility. Scholastic is a public reporting company under Section 13(a) of the Exchange Act that files reports electronically on EDGAR.

Item 11.	Additional Information.

(a)(1) The information under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Common Shares” in the Offer to Purchase is incorporated herein by reference. The Company will amend this Schedule TO to reflect material changes to information incorporated by reference in the Offer to Purchase to the extent required by Rule 13e-4(d)(2) and will amend the Schedule TO to include documents that the Company may file with the SEC after the date of this Offer to Purchase pursuant to Sections 13(a), 13(c) and 14 of the Exchange Act and prior to the expiration of the Tender Offer to the extent required by Rule 13e-4(d)(2) of the Exchange Act.

(a)(2) The information under the heading “Section 13 — Certain Legal Matters; Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.

(a)(3) The information under the heading “Section 13 — Certain Legal Matters; Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.

(a)(4) The information under the heading “Section 2 — Purpose of the Offer; Certain Effects of the Offer” in the Offer to Purchase is incorporated herein by reference.

(a)(5) None. The information under the heading “Section 13 — Certain Legal Matters; Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase and the related Letter of Transmittal, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated September 28, 2010.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated September 28, 2010.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated September 28, 2010.

(a)(1)(F)	Letter to participants in the Scholastic Corporation 401(k) Savings and Retirement Plan.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Press release announcing the intention to conduct the Tender Offer, dated September 23, 2010 (incorporated by reference from the Company’s Form TO-C filed with the SEC on September 23, 2010).

(a)(6)	Press release announcing the commencement of the Tender Offer, dated September 28, 2010.

(b)(1)	Credit Agreement, dated as of June 1, 2007 (the “Credit Agreement”), among the Company and Scholastic Inc., as borrowers, the Initial Lenders named therein, JP Morgan Chase Bank, N.A., as administrative agent, J.P. Morgan Securities Inc. and Bank of America Securities LLC., as joint lead arrangers and joint bookrunners, Bank of America, N. A. and Wachovia Bank, N. A., as syndication agents, and SunTrust Bank and The Royal Bank of Scotland, plc, as Documentation Agents (incorporated by reference to the Company’s Annual Report on Form 10-K as filed with the SEC on July 30, 2007, SEC File No. 000-19860).

(b)(2)	Amendment No. 1 to Credit Agreement, effective as of August 16, 2010, among the Company and Scholastic Inc., as borrowers, the Initial Lenders named therein, JP Morgan Chase Bank, N.A., as administrative agent, J.P. Morgan Securities Inc. and Bank of America Securities LLC, as joint lead arrangers and joint bookrunners, Bank of America, N.A. and Wachovia Bank, N.A., as syndication agents, and SunTrust Bank and The Royal Bank of Scotland, plc as Documentation Agents.

(d)(1)	Scholastic Corporation 1995 Stock Option Plan, effective as of September 21, 1995 (incorporated by reference to the Corporation’s Registration Statement on Form S-8 (Registration No. 33-98186), as filed with the SEC on October 16, 1995), together with Amendment No. 1, effective September 16, 1998 (incorporated by reference to the Corporation’s Quarterly Report on Form 10-Q as filed with the SEC on October 15, 1998, SEC File No. 000-19860), Amendment No. 2, effective as of July 18, 2001 (incorporated by reference to the Corporation’s Annual Report on Form 10-K as filed with the SEC on August 24, 2001, SEC File No. 000-19860), Amendment No. 3, effective as of May 25, 2006 (incorporated by reference to the Corporation’s Annual Report on Form 10-K as filed with the SEC on August 9, 2006, SEC File No. 000-19860 (the “2006 10-K”)), Amendment No. 4, dated as of March 21, 2007 (incorporated by reference to the Corporation’s Quarterly Report on Form 10-Q as filed with the SEC on March 30, 2007 (the “February 28, 2007 10-Q”)) and Amendment No. 5, dated as of May 20, 2008 (incorporated by reference to the Corporation’s Annual Report on Form 10-K as filed with the SEC on July 30, 2008).

(d)(2)	Scholastic Corporation Management Stock Purchase Plan, amended and restated effective as of September 23, 2008 (incorporated by reference to the Corporation’s Annual Report on Form 10-K as filed with the SEC on July 30, 2009, SEC File No. 000-19860 (the “2009 10-K”)).

(d)(3)	Scholastic Corporation 1997 Outside Directors’ Stock Option Plan, amended and restated as of May 25, 1999 (incorporated by reference to the Corporation’s Annual Report on Form 10-K as filed with the SEC on August 23, 1999, SEC File No. 000-19860), together with Amendment No. 1, dated September 20, 2001 (incorporated by reference to the Corporation’s Quarterly Report on Form 10-Q as filed with the SEC on January 14, 2002, SEC File No. 000-19860), Amendment No. 2, effective as of September 23, 2003 (incorporated by reference to Appendix B to the Corporation’s definitive Proxy Statement as filed with the SEC on August 19, 2003, SEC File No. 000-19860), and Amendment No. 3, effective as of May 25, 2006 (incorporated by reference to the 2006 10-K).

(d)(4)	Scholastic Corporation Director’s Deferred Compensation Plan, amended and restated effective as of September 23, 2008 (incorporated by reference to the 2009 10-K).

(d)(5)	Scholastic Corporation 2007 Outside Directors Stock Incentive Plan effective as of September 23, 2008 (incorporated by reference to the 2009 10-K).

(d)(6)	Form of Stock Option Agreement under the 2007 Directors’ Plan (incorporated by reference to the Corporation’s Quarterly Report on Form 10-Q as filed with the SEC on January 9, 2008, SEC File No. 000-19860).

(d)(7)	Form of Restricted Stock Unit Agreement under the 2007 Directors’ Plan, effective as of September 23, 2008 (incorporated by reference to the 2009 10-K).

(d)(8)	Scholastic Corporation 2001 Stock Incentive Plan, amended and restated as of July 21, 2009 (the “2001 Plan”) (incorporated by reference to the Corporation’s Quarterly Report on Form 10-Q as filed with the SEC on October 10, 2009, SEC File No. 000-19860 (the “August 31, 2009 10-Q”)).

(d)(9)	Form of Stock Unit Agreement under the 2001 Plan (incorporated by reference to the August 31, 2009 10-Q).

(d)(10)	Amended and Restated Guidelines for Stock Units granted under the 2001 Plan, amended and restated as of July 21, 2009 (incorporated by reference to the August 31, 2009 10-Q).

(d)(11)	Form of Non-Qualified Stock Option Agreement under the 2001 Plan (incorporated by reference to the August 31, 2009 10-Q).

(d)(12)	Scholastic Corporation 2004 Class A Stock Incentive Plan (incorporated by reference to Appendix A to the Corporation’s definitive Proxy Statement as filed with the SEC on August 2, 2004, SEC File No. 000-19860), Amendment No. 1, effective as of May 25, 2006 (incorporated by reference to the 2006 10-K), Amendment No. 2, dated July 18, 2006 (incorporated by reference to Appendix C to the Corporation’s definitive Proxy Statement as filed with the SEC on August 1, 2006), and Amendment No. 3, dated as of March 20, 2007 (incorporated by reference to the February 28, 2007 10-Q).

(d)(13)	Form of Class A Option Agreement under the Class A Plan (incorporated by reference to the Corporation’s Annual Report on Form 10-K as filed with the SEC on August 8, 2005, SEC File No. 000-19860).

(d)(14)	Agreement, dated July 13, 1990, between the Trust under the Will of Maurice R. Robinson and M. Richard Robinson, Jr., with regard to certain agreements relating to the Company’s Class A Stock.

(g)	None.

(h)	None.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/S/ RICHARD ROBINSON
Name:	Richard Robinson
Title:	Chairman of the Board, President and Chief Executive Officer

Date:	September 28, 2010

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated September 28, 2010.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated September 28, 2010.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated September 28, 2010.

(a)(1)(F)	Letter to participants in the Scholastic Corporation 401(k) Savings and Retirement Plan.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Press release announcing the intention to comduct the Tender Offer, dated September 23, 2010 (incorporated by reference from the Company’s Form TO-C filed with the SEC on September 23, 2010).

(a)(6)	Press release announcing the commencement of the Tender Offer, dated September 28, 2010.

(b)(1)

Credit Agreement, dated as of June 1, 2007 (the “Credit Agreement”), among the Company and Scholastic Inc., as borrowers, the Initial Lenders named therein, JP Morgan Chase Bank, N.A., as administrative agent, J.P. Morgan Securities Inc. and Bank of America Securities LLC., as joint lead arrangers and joint bookrunners, Bank of America, N.A. and Wachovia Bank, N.A., as syndication agents, and SunTrust Bank and The Royal Bank of Scotland, plc, as Documentation Agents (incorporated by reference to the Company’s Annual Report on Form 10-K as filed with the SEC on July 30, 2007, SEC File No. 000-19860).

(b)(2)	Amendment No. 1 to Credit Agreement, effective as of August 16, 2010, among the Company and Scholastic Inc., as borrowers, the Initial Lenders named therein, JP Morgan Chase Bank, N.A., as administrative agent, J.P. Morgan Securities Inc. and Bank of America Securities LLC, as joint lead arrangers and joint bookrunners, Bank of America, N.A. and Wachovia Bank, N.A., as syndication agents, and SunTrust Bank and The Royal Bank of Scotland, plc as Documentation Agents.

(d)(1)	Scholastic Corporation 1995 Stock Option Plan, effective as of September 21, 1995 (incorporated by reference to the Corporation’s Registration Statement on Form S-8 (Registration No. 33-98186), as filed with the SEC on October 16, 1995), together with Amendment No. 1, effective September 16, 1998 (incorporated by reference to the Corporation’s Quarterly Report on Form 10-Q as filed with the SEC on October 15, 1998, SEC File No. 000-19860), Amendment No. 2, effective as of July 18, 2001 (incorporated by reference to the Corporation’s Annual Report on Form 10-K as filed with the SEC on August 24, 2001, SEC File No. 000-19860), Amendment No. 3, effective as of May 25, 2006 (incorporated by reference to the Corporation’s Annual Report on Form 10-K as filed with the SEC on August 9, 2006, SEC File No. 000-19860 (the “2006 10-K”)), Amendment No. 4, dated as of

March 21, 2007 (incorporated by reference to the Corporation’s Quarterly Report on Form 10-Q as filed with the SEC on March 30, 2007 (the “February 28, 2007 10-Q”)) and Amendment No. 5, dated as of May 20, 2008 (incorporated by reference to the Corporation’s Annual Report on Form 10-K as filed with the SEC on July 30, 2008).

(d)(2)	Scholastic Corporation Management Stock Purchase Plan, amended and restated effective as of September 23, 2008 (incorporated by reference to the Corporation’s Annual Report on Form 10-K as filed with the SEC on July 30, 2009, SEC File No. 000-19860 (the “2009 10-K”)).

(d)(3)	Scholastic Corporation 1997 Outside Directors’ Stock Option Plan, amended and restated as of May 25, 1999 (incorporated by reference to the Corporation’s Annual Report on Form 10-K as filed with the SEC on August 23, 1999, SEC File No. 000-19860, together with Amendment No. 1, dated September 20, 2001 (incorporated by reference to the Corporation’s Quarterly Report on Form 10-Q as filed with the SEC on January 14, 2002, SEC File No. 000-19860), Amendment No. 2, effective as of September 23, 2003 (incorporated by reference to Appendix B to the Corporation’s definitive Proxy Statement as filed with the SEC on August 19, 2003, SEC File No. 000-19860), and Amendment No. 3, effective as of May 25, 2006 (incorporated by reference to the 2006 10-K).

(d)(4)	Scholastic Corporation Director’s Deferred Compensation Plan, amended and restated effective as of September 23, 2008 (incorporated by reference to the 2009 10-K).

(d)(5)	Scholastic Corporation 2007 Outside Directors Stock Incentive Plan effective as of September 23, 2008 (incorporated by reference to the 2009 10-K).

(d)(6)	Form of Stock Option Agreement under the 2007 Directors’ Plan (incorporated by reference to the Corporation’s Quarterly Report on Form 10-Q as filed with the SEC on January 9, 2008, SEC File No. 000-19860).

(d)(7)	Form of Restricted Stock Unit Agreement under the 2007 Directors’ Plan, effective as of September 23, 2008 (incorporated by reference to the 2009 10-K).

(d)(8)	Scholastic Corporation 2001 Stock Incentive Plan, amended and restated as of July 21, 2009 (the “2001 Plan”) (incorporated by reference to the Corporation’s Quarterly Report on Form 10-Q as filed with the SEC on October 10, 2009, SEC File No. 000-19860 (the “August 31, 2009 10-Q”)).

(d)(9)	Form of Stock Unit Agreement under the 2001 Plan (incorporated by reference to the August 31, 2009 10-Q).

(d)(10)	Amended and Restated Guidelines for Stock Units granted under the 2001 Plan, amended and restated as of July 21, 2009 (incorporated by reference to the August 31, 2009 10-Q).

(d)(11)	Form of Non-Qualified Stock Option Agreement under the 2001 Plan (incorporated by reference to the August 31, 2009 10-Q).

(d)(12)	Scholastic Corporation 2004 Class A Stock Incentive Plan (incorporated by reference to Appendix A to the Corporation’s definitive Proxy Statement as filed with the SEC on August 2, 2004, SEC File No. 000-19860), Amendment No. 1, effective as of May 25, 2006 (incorporated by reference to the 2006 10-K), Amendment No. 2, dated July 18, 2006 (incorporated by reference to Appendix C to the Corporation’s definitive Proxy Statement as filed with the SEC on August 1, 2006), and Amendment No. 3, dated as of March 20, 2007 (incorporated by reference to the February 28, 2007 10-Q).

(d)(13)	Form of Class A Option Agreement under the Class A Plan (incorporated by reference to the Corporation’s Annual Report on Form 10-K as filed with the SEC on August 8, 2005, SEC File No. 000-19860).

(d)(14)	Agreement, dated July 13, 1990, between the Trust under the Will of Maurice R. Robinson and M. Richard Robinson, Jr., with regard to certain agreements relating to the Company’s Class A Stock.

(g)	None.

(h)	None.